Exhibit 1.1

SHAREHOLDERS AGREEMENT

dated as of

July 1, 2020

among

SAPPHIRE HOLDING S.À.R.L.,

TDR CAPITAL II HOLDINGS L.P.,

TDR CAPITAL LLP,

and

WILLSCOT MOBILE MINI HOLDINGS CORP.

i

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (this “Agreement”), dated as of July 1, 2020, is entered into by and among WillScot Mobile Mini Holdings Corp., a Delaware corporation (the “Company”), Sapphire Holding S.à.r.l. (“Holdings”), TDR Capital II Holdings L.P. (“Parent”) and TDR Capital LLP, in its capacity as manager of Parent (“Manager”, together with Holdings, Parent and each Person that has executed and delivered to the Company a joinder to this Agreement in accordance with Section 3.01(d), the “Shareholders”).

WHEREAS, the Company and Holdings desire to terminate that certain Shareholders Agreement, dated as of November 29, 2017 (the “Original Shareholders Agreement”), by and among Williams Scotsman Holdings Corp., the Company, Holdings, Algeco Scotsman Global S.à.r.l., Algeco Scotsman Holdings Kft., and solely for the purposes of Section 2.01 thereof, Double Eagle Acquisition LLC and Harry E. Sloan pursuant to the terms thereof;

WHEREAS, the Company, Mobile Mini, Inc., a Delaware corporation (“Mobile Mini”), and Picasso Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (“Merger Sub”), have entered into that certain Agreement and Plan of Merger dated as of March 1, 2020, as amended by that certain Amendment to Agreement and Plan of Merger dated May 28, 2020 (as amended, the “Merger Agreement”), providing for the merger of Merger Sub with and into Mobile Mini, with Mobile Mini surviving as a wholly owned subsidiary of the Company; and

WHEREAS, the Shareholders and the Company deem it in their best interests and in the best interests of the Company to enter into this Agreement to set forth their respective rights, duties and obligations in connection with the consummation of the merger contemplated by the Merger Agreement and Holdings’ investment in the Company.

NOW, THEREFORE, for good and valuable consideration the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions.

Capitalized terms used herein and not otherwise defined shall have the meaning set forth in this Article I.

“15% Condition” has the meaning set forth in Section 2.02(a).

“5% Condition” has the meaning set forth in Section 2.02(a).

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means all applicable provisions of constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, orders, writs, judgments, awards, injunctions or rulings of any Governmental Authority.

“Board” means the board of directors of the Company.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York, London or Phoenix, Arizona are authorized or required by law to close.

“Bylaws” means the bylaws of the Company adopted on November 14, 2019, as the same may be amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement or as contemplated in the Merger Agreement.

“Certificate of Incorporation” means the certificate of incorporation of the Company, as filed on November 29, 2017 with the Secretary of the State of Delaware and as the same may be amended, modified, supplemented or restated from time to time (including as contemplated in the Merger Agreement).

“Change of Control” means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation or otherwise) that (a) results in or is in connection with any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock, (b) results in or is in connection with the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries (if any), on a consolidated basis, to any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), or (c) results in the then-current holders of Common Stock collectively owning less than a majority of the voting power of the surviving entity immediately following consummation thereof.

“Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company and any voting securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, or internal reorganization in the form of merger, consolidation or exchange, or similar transaction.

“Company” has the meaning set forth in the preamble.

“Competitively Sensitive Information” means Confidential Information designated by the general counsel of the Company that is competitively sensitive with respect to the applicable recipient in the reasonable discretion of the general counsel of the Company, including without limitation, such Confidential Information with respect to profit margins, product and brand costs and profit and loss information, price lists, customer and supplier lists and other customer and supplier specific information, customer contracts, purchase orders, statements of work, plans to increase or reduce production outside of the ordinary course, plans to enter or leave product or geographic markets or similar information, new products plans, purchasing patterns and pricing, supply arrangements, strategic alliances, promotional plans and advertising plans, to the extent that such information is not aggregated, redacted, anonymized or otherwise desensitized. For the avoidance of doubt, information regarding the overall financial performance of the Company or aggregated information that does not include any specific information on any of the matters set forth above shall not be deemed to be Competitively Sensitive Information.

“Confidential Information” means all confidential and proprietary information and data of the Company or any of its Subsidiaries disclosed or otherwise made available to any Shareholder or any Representative (in such Person’s capacity as such) thereof (together, for this purpose, a “Recipient”) pursuant to the terms of this Agreement, whether disclosed electronically, orally or in writing or through other methods made available to the Recipient. Notwithstanding the foregoing, for purposes of this Agreement, Confidential Information will not include any information (a) already in the public domain at the date of the transmission, or which has become generally available to the public other than as a result of a disclosure by the Recipient in breach of this Agreement, (b) in the Recipient’s possession and which is not, or was not at the time of acquisition of possession, to the Recipient’s actual knowledge, covered by any confidentiality agreements between the Recipient, on the one hand, and the Company or any of its Subsidiaries, on the other hand, (c) which the Recipient may receive on a non-confidential basis from a third party and which is not, to the Recipient’s actual knowledge, covered by a confidentiality agreement with the Company or any of its respective Subsidiaries or (d) that was provided prior to the date hereof and is subject to the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of April 30, 2019 and amended as of January 7, 2020, by and among the Company, Mobile Mini and Manager.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Government Approval” means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from or with any Governmental Authority, the giving notice to, or registration with, any Governmental Authority or any other action in respect of any Governmental Authority.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi- governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Applicable Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Holdings” has the meaning set forth in the preamble.

“Holdings Board Member” has the meaning set forth in Section 2.02(a).

“Joinder Agreement” means the joinder agreement in form and substance of Exhibit A attached hereto.

“Lock-up Period” has the meaning set forth in Section 3.01(a).

“Manager” has the meaning set forth in the preamble.

“Merger Agreement” has the meaning set forth in the preamble.

“Organizational Documents” means the Bylaws and the Certificate of Incorporation.

“Overlapping Business” means any Person that offers products or services that directly compete with products or services offered by the Company in the same geographic area (“Competing Products”), which Competing Products generate annual revenue that is at least 15% of the consolidated annual revenue of the Company.

“Parent” has the meaning set forth in the preamble.

“Permitted Transferee” means, with respect to any Shareholder, an Affiliate of such Shareholder, a general partner or manager of such Shareholder or any of its Affiliates (excluding any other portfolio company thereof), any fund which has the same general partner or manager as such Shareholder or any of their Affiliates, any fund in respect of which such Shareholder or one of its/their Affiliates is a general partner or manager, including, with respect to Holdings, without limitation TDR Capital Nominees Limited.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“SEC” has the meaning set forth in Section 2.03(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” has the meaning set forth in the preamble.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction,

(a)  does not directly or indirectly own or have the right to acquire any outstanding Common Stock or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Common Stock.

“Transfer” means to, directly or indirectly, offer, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person, including establishing or increasing a put equivalent position, or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the 1934 Act with respect to, any shares of Common Stock beneficially owned by such Shareholder.

ARTICLE II.

CONFIDENTIALITY; BOARD DESIGNATION; STANDSTILL

Section 2.01 Confidentiality.

(a)	Each Shareholder will, and will cause its Representatives to, (i) keep confidential all Confidential Information received by it from the Company or any of its Subsidiaries or controlled Affiliates and not disclose or reveal any such information to any Person without the prior written consent of the Company, other than to such Shareholder’s Representatives whom such Shareholder determines in good faith need to know such information for the purpose of evaluating, monitoring or taking any other action with respect to the investment by such Shareholder in the Company, and (ii) use its reasonable best efforts to cause its Representatives to observe the terms of this Section 2.01 as if they were parties to this Agreement; provided, however, that nothing herein will prevent any Shareholder from disclosing any information that is required to be disclosed by Applicable Law so long as, prior to such disclosure, such Shareholder, unless prohibited by Applicable Law, uses its reasonable efforts to notify the Company of any such disclosure, uses reasonable efforts (at the Company’s sole expense) to limit the disclosure to only those portions that are required to be disclosed under such Applicable Law and maintains the confidentiality of such other information to the maximum extent permitted by Applicable Law.

(b)	In furtherance and not in limitation of the foregoing, each Holdings Board Member shall be permitted to share Confidential Information with Holdings, Parent and Manager and any of each of Holdings’, Parent’s and Manger’s Representatives or Permitted Transferees; provided that, under no circumstances shall any Holdings Board Member or any of Holdings, Parent, Manager or any of their respective Representatives or Permitted Transferees be permitted to share Confidential Information with (i) any portfolio company of Parent or any portfolio company of any of Parent’s Affiliates or (ii) any Person who holds a management position in a portfolio company of Parent or a portfolio company of any of Parent’s Affiliates that is an Overlapping Business. Parent agrees on behalf of itself and its Affiliates that any Person who receives Competitively Sensitive Information pursuant to this Agreement will not, until the date that is 9 months following the latest time at which any such Person received such Competitively Sensitive Information, hold a management position in an Overlapping Business.

(c)	With respect to Parent, Holdings, Manager and their respective Representatives, including each Holdings Board Member, the restrictions set forth in this Section 2.01 shall survive until the date that is two years after the date on which the 5% Condition is no longer satisfied.

(d)	Notwithstanding anything to the contrary in the foregoing, the parties acknowledge that each Shareholder and its Affiliates, partners, officers and employees may serve as directors (or in similar roles) of portfolio companies of Parent or its Affiliates (“Dual Role Persons”), and such Shareholder shall not be deemed to be in breach of its obligations in this Section 2.01, and any such portfolio company will not be deemed to have received Confidential Information, solely due to the dual role of any such Dual Role Person so long as such Dual Role Person does not (i) provide or otherwise communicate any Confidential Information to such portfolio company or the directors, officers, employees, consultants or advisors of any such portfolio company, other than another Dual Role Person, (ii) direct or encourage such portfolio company to act with respect to any Confidential Information or (iii) use such Confidential Information other than in connection with evaluating, monitoring or taking any other action with respect to the investment by such Shareholder in the Company; provided that no officer or employee of any Shareholder or any of its Affiliates who has received any Competitively Sensitive Information may serve as director (or in similar role) of any portfolio company of Parent or any of its Affiliates that is an Overlapping Business for as long as such information received remains Competitively Sensitive Information. For purposes of this Section 2.01(d), the Company shall, upon request of Parent, use reasonable efforts to aggregate, anonymize, redact or otherwise desensitize Confidential Information to the extent practicable such that it no longer constitutes Competitively Sensitive Information.

(e)	Notwithstanding anything to the contrary provided herein, any partner, officer or employee of any Shareholder or any of their respective Affiliates may serve as a director (or in similar role) of a portfolio company of any Shareholder or any of its Affiliates that is an Overlapping Business (provided that, for purposes of this Section 2.01(e), the reference to “is at least 15%” in the definition of Overlapping Business shall be deemed to be a reference to “represents any”), and serve as a Holdings Board Member; provided that, in such circumstances, the Company shall have the right, in the reasonable discretion of the general counsel of the Company, to deny any such Holdings Board Member access to any Competitively Sensitive Information. For purposes of this Section 2.01(e), the Company shall, upon request of Parent, use reasonable efforts to aggregate, anonymize, redact or otherwise desensitize Confidential Information to the extent practicable such that it no longer constitutes Competitively Sensitive Information.

(f)	Nothing in this Section 2.01 shall prohibit any Shareholder or any of its Affiliates from acquiring or owning securities or other investments in any Overlapping Business.

Section 2.02 Board Designation.

(a)	From and after the date hereof, (i) for so long as Holdings, together with its Permitted Transferees, beneficially owns at least 15% of the outstanding shares of Common Stock (the “15% Condition”), Holdings shall have the right to require the Company to nominate, and use its best efforts to have elected to the Board at any annual or special meeting of the Company’s stockholders, two individuals designated by Holdings and who satisfy the director qualification criteria set forth in the charter of the Nominating and Corporate Governance Committee of the Company (each, a “Holdings Board Member”), (ii) for so long as Holdings, together with its Permitted Transferees, beneficially owns at least 5% but less than 15% of the outstanding shares of Common Stock (the “5% Condition”), Holdings shall have the right to require the Company to nominate, and use its best efforts to have elected to the Board at any annual or special meeting of the Company’s stockholders, one Holdings Board Member. The initial Holdings Board Members shall be Gary Lindsay and Stephen Robertson. If neither the 15% Condition nor the 5% Condition is satisfied, Holdings shall not have the right to designate a Holdings Board Member to the Board. Upon being appointed as a Holdings Board Member, such Holdings Board Member shall execute a resignation letter, tendering his or her resignation from the Board, effective upon the 15% Condition or the 5% Condition, as applicable, no longer being satisfied; provided, that if Holdings no longer has the right to designate a Holdings Board Member because the 15% Condition is no longer satisfied, Holdings shall be entitled to designate which Holdings Board Member shall resign.

(b)	If, as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there shall exist or occur any vacancy on the Board with respect to a Holdings Board Member, (i) Holdings may designate another individual who satisfies the director qualification criteria set forth in the charter of the Nominating and Corporate Governance Committee of the Company (the “Replacement Nominee”) to fill such vacancy and serve as a Holdings Board Member and (ii) the Company will cause the Board to promptly appoint the Replacement Nominee to the Board.

Section 2.03 Standstill Restrictions. From the date of this Agreement and until the date on which Parent beneficially owns a number of shares of Common Stock that constitutes less than 5% of the outstanding Common Stock (the “Standstill Period”), Holdings shall not, and shall cause all of its respective Subsidiaries and Affiliates not to, directly or indirectly through another Person, unless expressly invited in a writing with the approval of the Board (provided, that the Holding Board Members shall not participate in such decision):

(a)	acquire, agree to acquire, propose, seek or offer to acquire or announce the intention to acquire, or knowingly facilitate the acquisition or ownership of (whether publicly or otherwise and whether or not subject to conditions) any equity securities, loans, debt securities or assets of the Company or any of its Subsidiaries, or any warrant, option or other direct or indirect right to acquire any such securities, loans or assets;

(b)	enter into, agree to enter into, propose, or seek or offer to enter into or knowingly facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction (including a Change of Control) involving the Company or any of its Subsidiaries;

(c)	initiate, knowingly encourage, make, or in any way participate or engage in, any “solicitation” of “proxies” as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”) to vote, or seek to advise or influence any person (other than any Permitted Transferees) with respect to the voting of, any voting securities of the Company (including, for the avoidance of doubt, indirectly by means of communication with the press or media), in each case, other than in a manner in accordance with the recommendation of the Board;

(d)	file with the SEC a proxy statement or any supplement thereof or any other soliciting material in respect of the Company or its shareholders that would be required to be filed with the SEC pursuant to Rule 14a-12 or other provisions of the Exchange Act;

(e)	nominate or recommend for nomination a person for election at any shareholder meeting of the Company at which directors of the Board are to be elected, other than pursuant to Section 2.02;

(f)	submit any shareholder proposal for consideration at, or bring any other business before, any shareholder meeting of the Company;

(g)	initiate, knowingly encourage, or actively participate or engage in, any “withhold” campaign with respect to any shareholder meeting of the Company;

(h)	form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, other than with the Permitted Transferees;

(i)	call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the Shareholders;

(j)	otherwise act, alone or in concert with others, to seek to control the management of the Company;

(k)	disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing; or

(l)	advise, assist or knowingly encourage or enter into any negotiations, agreements or arrangements with any other persons (other than any Permitted Transferees) in connection with the foregoing (provided, that this paragraph (l) shall not restrict a Shareholder’s ability to Transfer its Common Stock in accordance with Section 3.01);

provided that the foregoing limitations will (i) in no way limit the activities of any Person appointed to the Board pursuant to the terms of the Merger Agreement or this Agreement taken in his or her capacity as a director of the Company, (ii) not preclude the exercise of any rights received as a dividend or other distribution in a rights offering or other issuance in respect of any Common Stock beneficially owned by Holdings, (iii) not require Holdings or any of its Affiliates to vote its Common Stock with respect to any matter in any given manner or at all and not restrict Holdings or any of its Affiliates from publicly stating how it intends to vote on any particular matter and (iv) not limit Holdings or its Affiliates from participating in any auction process initiated by the Company or any of its Subsidiaries with respect to its assets in which the Company has invited in writing Holdings or any of its Affiliates to participate. Holdings further agrees that during the Standstill Period it will not (and will ensure that its controlled Affiliates and any person acting on behalf of or in concert with it or any of its controlled Affiliates will not), directly or indirectly (x) make any request directly or indirectly, to amend or waive any provision of this Section 2.03 (including this sentence), or (y) take any action (except as expressly permitted herein) that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other extraordinary transaction described in this Section 2.03  with it or any of its controlled Affiliates. Notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 2.03 shall be inoperative and of no force or effect if (A) the Company enters into a definitive agreement providing for a Change of Control (solely for the purposes of this sentence, whether or not such Change of Control is with a Third Party Purchaser) or (B) the Board fails to publicly recommend against any tender or exchange offer for Common Stock commenced by another Person within ten business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act.

ARTICLE III.

RESTRICTIONS ON TRANSFER

Section 3.01 General Restrictions on Transfer.

(a)	Except as permitted by Section 3.01(b), Holdings will not, and will cause each of its Permitted Transferees not to, from the date hereof until the six month anniversary of the date hereof (the “Lock-up Period”), Transfer any of the Common Stock that it beneficially owns; provided that such restriction may be waived or amended by (x) the Related Party Transactions Committee of the Board, or (y) if such committee is no longer in existence, the Board. Following the expiration of the Lock-up Period, Holdings and each of its Permitted Transferees may Transfer any Common Stock held by Holdings; provided that Holdings shall not, and shall cause each of its Permitted Transferees not to, Transfer (i) more than 50% of the Common Stock held by Holdings as of the date of this Agreement during the one year period following the Lock-up Period, (ii) Common Stock to any “person” or “group” (in each case within the meaning of Section 13(d) of the 1934 Act), in a single transaction or series of related transactions, if such “person” or “group” beneficially owns more than 5.0% of the then-outstanding shares of Common Stock or would hold, as a result of such transfer, more than 5.0% of the then-outstanding shares of Common Stock or (iii) until such time that Holdings, together with its Permitted Transferees, beneficially owns less than 5% of the then-outstanding shares of Common Stock, Common Stock constituting more than 2.5% of the then-outstanding Common Stock in any 90-day period in an open market sale or block trade, unless through a marketed offering or a privately negotiated sale so long as any such privately negotiated sale is to the ultimate investor and not an intermediary; provided, further, that the foregoing requirements may be waived or amended by (x) the Related Party Transactions Committee of the Board, or (y) if such committee is no longer in existence, the Board (provided, that the Holdings Board Members shall not participate in such decision). Without limiting the foregoing, Holdings shall comply with the Securities Trading Policy of the Company with respect to each Transfer of Common Stock.

(b)	The provisions of Section 3.01(a) shall not apply to any Transfer by Holdings or its Permitted Transferees (i) of all (or a portion of) of its Common Stock to a Permitted Transferee, (ii) pursuant to a merger, stock sale, consolidation or other business combination of the Company with a Person that is unaffiliated with the Shareholders or (iii) solely in connection with the pledging of any Common Stock or any exercise of lender’s rights or remedies, including without limitation any subsequent Transfer by such lender, pursuant to any loan agreement with a bona fide financial institution. For the avoidance of doubt, any exercise of any lender’s rights and/or remedies under any such loan agreement and any transfer following any exercise of such remedies shall not be limited or restricted by any provision of this Agreement.

(c)	In addition to any legends required by Applicable Law, each certificate (if any) representing the Common Stock of the Company held by the Shareholders shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS AGREEMENT.”

(d)	Prior notice shall be given to the Company by the transferor of any Transfer permitted by this Section 3.01 (whether or not to a Permitted Transferee) of any Common Stock at least three Business Days prior to the date of any such Transfer. Prior to or concurrently with the consummation of any Transfer to a Permitted Transferee, Holdings shall cause the transferee to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement. Upon any Transfer by Holdings of any of its Common Stock to a Permitted Transferee, in accordance with the terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(e)	Notwithstanding any other provision of this Agreement, each Shareholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974, as amended, or its accompanying regulations or result in any “prohibited transaction” thereunder involving the Company.

(f)	Any attempt to Transfer any Common Stock that is not in compliance with this Agreement shall be null and void, and the Company shall not, and shall cause any transfer agent not to, give any effect in the Company’s stock records to such attempted Transfer and the purported transferee in any such Transfer shall not be treated as the owner of such Common Stock for any purposes of this Agreement.

ARTICLE IV.

OTHER AGREEMENTS

Section 4.01 Termination of Original Agreement.

Pursuant to Section 7.01 of the Original Shareholders Agreement, Holdings and the Company hereby agree to terminate the Original Shareholders Agreement in its entirety effective as of the date hereof.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

Section 5.01 Shareholder Representations and Warranties. Each Shareholder represents and warrants to the Company and each other Shareholder that:

(a)	Such Shareholder is an entity duly organized and validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b)	The execution and delivery of this Agreement, the performance by such Shareholder of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other company action of such Shareholder. Such Shareholder has duly executed and delivered this Agreement.

(c)	This Agreement constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority (other than the filing of any required reports with the SEC).

(d)	The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Shareholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which such Shareholder is a party.

(e)	Except for this Agreement, the Amended and Restated Registration Rights Agreement, dated as of November 29, 2017, by and among the Company, Holdings and certain other parties, and the Margin Loan Agreement, dated as of August 22, 2018, among Holdings, the lenders party thereto and Barclays Bank plc (as administrative agent and calculation agent) and the accompanying Pledge and Security Agreement, to the extent applicable, such Shareholder is not bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (regardless of whether or not such agreements and arrangements are with the Company or any other Shareholder).

ARTICLE VI.

TERM AND TERMINATION

Section 6.01 Termination.

This Agreement shall terminate upon the earliest of: (a) the date on which neither Holdings nor any of its Permitted Transferee(s) beneficially owns at least 5% of the then outstanding Common Stock; provided that, Section 2.01 shall survive for the duration specified therein; (b) the dissolution, liquidation, or winding up of the Company; or (c) upon the written agreement of the Company and Holdings.

Section 6.02 Effect of Termination.

(a)	The termination of this Agreement shall terminate all further rights and obligations of the Shareholders under this Agreement except that such termination shall not effect: (i) the existence of the Company; (ii) the obligation of any party to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination; (iii) the rights which any Shareholder may have by operation of law as a Shareholder; or (iv) the rights contained herein which are intended to survive termination of this Agreement.

(b)	The following provisions shall survive the termination of this Agreement: this Section 6.02 and Section 7.02, Section 7.09, Section 7.10 and Section 7.12.

ARTICLE VII.

MISCELLANEOUS

Section 7.01 Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

if to Holdings, Parent or Manager:

Sapphire Holding S.à.r.l.

20, rue Eugene Ruppert

Luxembourg, L-2453 Luxembourg

Attention:	Directors
Email:	tdrlux@tdrcapital.com
notifications@tdrcapital.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	David M. Klein, P.C., Eric Schiele, P.C.
E-mail:	dklein@kirkland.com, eric.schiele@kirkland.com

if to the Company to:

WillScot Mobile Mini Holdings Corp. 4646 E. Van Buren Street

Phoenix, AZ 85008 Attention: Chris Miner

E-mail:	cminer@mobilemini.com

with a copy to (which shall not constitute notice):

Allen & Overy LLP

1221 Avenue of the Americas New York, NY 10020

Attention:	William Schwitter
Facsimile:	(212) 610-6399
E-mail:	william.schwitter@allenovery.com

Section 7.03 Interpretation.

For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 7.04 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 7.05 Entire Agreement.

This Agreement and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 7.06 Amendment and Modification; Waiver.

This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the Company and Holdings. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.07 Successors and Assigns.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, to the extent permitted under Article III hereof.

Section 7.08 No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.09 Governing Law; Jurisdiction.

(a)	This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.

(b)	Each of the parties agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over a particular matter, any state or Federal court located within the State of Delaware) (the “Chosen Courts”) and, solely in connection with such claims, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (c) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (d) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.02 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. The consent to jurisdiction set forth in this Section 7.09 shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 7.09. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 7.10 Equitable Remedies.

Each party hereto acknowledges that the other parties hereto would be irreparably damaged in the event of a breach or threatened breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting such parties specific performance by such party of its obligations under this Agreement. In the event that any party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conduction the suit, including reasonable attorney’s fees and expenses.

Section 7.11 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.12 Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.13 Actions by the Company.

Any actions, including without limitation any decisions, waivers, requests or consents, to be taken or made by the Company under this Agreement shall only be made with (i) prior approval of the Related Party Transactions Committee of the Board, or (ii) if such committee is no longer in existence, prior approval of the Board (provided, that the Holdings Board Members shall not participate in such decision).

Section 7.14 Section 16 Matters.

So long as the Shareholders have the right to designate a Holdings Board Member, the Board shall take such action as is reasonably necessary to cause the exemption of any acquisition or disposition of Common Stock or other equity securities by the Shareholders in connection with a sale of the Company from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3, including by passing one or more exemptive resolutions in connection with each purported acquisition or disposition of Common Stock or other equity securities by the Shareholders in connection with a sale of the Company.

Section 7.15 Trading Restriction Periods.

For so long as Holdings is entitled to designate a Holdings Board Member, Holdings shall, and shall cause each of its controlled Affiliates to, abide by the provisions of the Securities Trading Policy of the Company in the form attached hereto in Exhibit B that are generally applicable to any Covered Person under the headings (i) “Quarterly Trading Restrictions” and (ii) “Event-Specific Trading Restriction Periods” (and, for purposes of this clause (ii), solely with respect to restrictions that are communicated reasonably in advance in writing to Holdings by the Company), but subject to the permitted exceptions therein.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Company:

WILLSCOT MOBILE MINI HOLDINGS CORP.

By:	/s/ Timothy D. Boswell
Name:	Timothy D. Boswell
Title:	Chief Financial Officer

Shareholders:

SAPPHIRE HOLDING S.À.R.L.

By:	/s/ Evelina Ezerinskaite
Name:	Evelina Ezerinskaite
Title:	Class A Manager

TDR CAPITAL II HOLDINGS L.P. acting by its manager TDR CAPITAL LLP

By:	/s/ Blair Thompson
Name:	Blair Thompson
Title:	Partner

In presence of:

Signature of Witness:	/s/ Emma Gilks

Name of Witness:	Emma Gilks

Address: 20 Bentinck Street, London, W1U 2EU

[Signature Page to Shareholders Agreement]

TDR CAPITAL LLP
In its capacity as manager to TDR Capital II Holdings L.P.

By:	/s/ Blair Thompson
Name:	Blair Thompson
Title:	Partner

In presence of:

Signature of Witness:	/s/ Emma Gilks

Name of Witness:	Emma Gilks

Address: 20 Bentinck Street, London W1U 2EU

Exhibit A

EXHIBIT A JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Shareholders Agreement dated as of July 1, 2020 (as the same may be amended from time to time, the “Shareholders Agreement”) among WillScot Mobile Mini Holdings Corp., a Delaware corporation (the “Company”), Sapphire Holding S.à.r.l. (“Holdings”), TDR Capital II Holdings L.P. (“Parent”) and TDR Capital LLP (“Manager”, together with Holdings, Parent and each Person that has executed and delivered to the Company a joinder to this Agreement in accordance with Section 3.01(d), the “Shareholders”).

Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders Agreement.

The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Shareholders Agreement as of the date hereof and shall have all of the rights and obligations of the Shareholder from whom it has acquired the Common Stock (to the extent permitted by the Shareholders Agreement) as if it had executed the Shareholders Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below. Date: [ ], 20[ ]

[NAME OF JOINING PARTY]

By:
Name:
Title:

Address for Notices:

AGREED ON THIS [ ], 20[ ]:

By:
Name:
Title:

A-1